SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8 (a) OF THE
                         INVESTMENT COMPANY ACT OF 1940



                  The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

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Name:

                               The Hyperion Strategic Mortgage Income Fund, Inc.

Address of Principal Business Office (No. & Street, City, State Zip Code):

                               The Hyperion Strategic Mortgage Income Fund, Inc. One Liberty Plaza
                               165 Broadway, 36th Floor
                               New York, New York  10006-1404

Telephone Number (including area code):

                               (800) Hyperion

Name and address of agent for service of process:

                               Clifford E. Lai, President
                               The Hyperion Strategic Mortgage Income Fund, Inc. One Liberty Plaza
                               165 Broadway, 36th Floor
                               New York, New York  10006-1404

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940, as amended, concurrently with the filing of form N-8A:

                                    YES   X          NO   __
                                          -




                                   SIGNATURES



         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and the state of New York on the 20th day of May, 2002.




                              The Hyperion Strategic Mortgage Income Fund, Inc. (Name of Registrant)



                                                        By  /s/ CLIFFORD E. LAI
                                                            --------------------
                                                              Clifford E. Lai
                                                              President
Attest:  /s/ JOSEPH TROPEANO
         Joseph Tropeano
         Secretary



         The name The Hyperion Strategic Mortgage Income Fund, Inc. is the designation of the Directors under the Articles of Incorporation, dated May 17, 2002, as may amended from time to time. The Articles of Incorporation have been filed with the State of Maryland. The obligations of the Corporation are not personally binding upon, nor shall resort be had to, the private property of any of the Directors, shareholders, officers, employees or agents of the Corporation, but only the Corporation's property shall be bound.